UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                                KERR GROUP, INC.
                            ------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                     --------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   492376 10 8
                                  -------------
                                 (CUSIP Number)

             Nelson Obus, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
                        Berlack, Israels & Liberman, LLP,
           120 West 45th Street, New York, N.Y. 10036, (212) 704-0100
          ------------------------------------------------------------
                       (NAME, ADDRESS AND TELEPHONE NUMBER
          OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 13, 1997
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP NO.  492376 10 8                            PAGE   2    OF    6     PAGES
----------------------                            ------------------------------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON:           WYNNEFIELD PARTNERS SMALL CAP VALUE, L. P.
  S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON:                 13-3688497
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
                        WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS (2)(d) OR (e) [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OR ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                                          7 SOLE VOTING POWER
      NUMBER OF                                   279,400
       SHARES
     BENEFICIALLY
       OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                                          --------------------------------------
                                          8 SHARED VOTING POWER
                                                  NONE
                                          --------------------------------------
                                          9 SOLE DISPOSITIVE POWER
                                                  279,400
                                          --------------------------------------
                                          10 SHARED DISPOSITIVE POWER
                                                  NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          279,400  SHARES

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                        PN
--------------------------------------------------------------------------------

                              (Page 2 of 6 Pages)

                                  SCHEDULE 13D

----------------------                            ------------------------------
CUSIP NO.  492376 10 8                            PAGE   3    OF    6     PAGES
----------------------                            ------------------------------
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON:           WYNNEFIELD PARTNERS SMALL CAP VALUE, L. P.
  S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON:                 13-3688497
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
                        WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS (2)(d) OR (e) [ ]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OR ORGANIZATION
             CAYMAN ISLANDS
--------------------------------------------------------------------------------
                                          7 SOLE VOTING POWER
      NUMBER OF                                   30,000
       SHARES
     BENEFICIALLY
       OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                                          --------------------------------------
                                          8 SHARED VOTING POWER
                                                  NONE
                                          --------------------------------------
                                          9 SOLE DISPOSITIVE POWER
                                                  30,000
                                          --------------------------------------
                                          10 SHARED DISPOSITIVE POWER
                                                  NONE
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          30,000  SHARES

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          .7%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
                        CO
--------------------------------------------------------------------------------

                              (Page 3 of 6 Pages)

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of the common stock of Kerr Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 500 New Holland Avenue, Lancaster, PA 17602.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Wynnefield Partners Small Cap Value, L.P., a limited partnership formed under the laws of the State of Delaware (the "Partnership") and Wynnefield Small Cap Value Offshore Fund Ltd., an Exempted Company formed under the laws of the Cayman Islands (the "Offshore Fund"). The principal business of the Partnership and the Offshore Fund is investments. The address of the principal offices of the Partnership is One Penn Plaza, Suite 4720, New York, New York 10119 and the address of the principal offices of the Offshore Fund is c/o Olympia Capital (Cayman) Ltd., Williams House, 20 Reid Street, Hamilton HM 11, Bermuda.

     Nelson Obus and Joshua Landes are the general partners of the Partnership and their principal business address is the same as the Partnership's. The principal occupations of Messrs. Obus and Landes are acting as the general partners and managing investments of the Partnership.

     Messrs. Obus and Landes are also the and are the President and Executive Vice President, respectively, of Wynnefield Capital Inc. ("Wynnefield"), a corporation organized under the laws of Delaware. Wynnefield is the investment manager of the Offshore Fund.

     During the past five years, neither the Partnership, the Offshore Fund, Wynnefield, Mr. Obus nor Mr. Landes (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus and Landes are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     279,400 shares of the Issuer's common stock have been purchased by the Partnership for cash aggregating $1,079,600 including commissions. The cash was provided from the working capital of the Partnership. 30,000 shares of the Issuer's common stock have been were purchased by the Offshore Fund for cash aggregating $61,500 which was provided from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     The Partnership and the Offshore fund intend to monitor the Issuer's efforts to restructure its existing debt and to carefully evaluate any proposed related recapitalization which would affect shareholder value. The Securities (as defined below) were purchased for investment and to enhance the ability of the Partnership and the Offshore Fund to monitor and evaluate the Issuer's restructuring and recapitalization plans.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Partnership owns 279,400 shares of the Issuer's common stock and the Offshore Fund owns 30,000 shares of the Issuer's common stock (together, the "Securities"). The Securities represent approximately 7.9% of the Issuer's common stock outstanding as of October 23, 1996, based on the Issuer's most recent Quarterly Report on Form 10-Q.


                                 (Page 4 of 6)

     Messrs. Obus and Landes, as the general partners of the Partnership and as the officers of Wynnefield, the investment manager of the Offshore Fund, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the Securities and have the sole power to receive or to direct the receipt of the proceeds from the sale of the Securities, or any dividends paid with respect to the Securities.

     The Partnership purchased the Securities as set forth in the following table:


            =====================================================
                                                       Price per
                                       Number            Share
                                     of Shares        (including
            Date of Purchase         Purchased       commissions)
            -----------------------------------------------------
            October 30, 1996          10,000            $3.31
            -----------------------------------------------------
            October 31, 1996          14,000            $3.30
            -----------------------------------------------------
            November 11, 1996          3,500            $2.93
            -----------------------------------------------------
            November 12, 1996          1,000            $2.93
            -----------------------------------------------------
            November 13, 1996            900            $2.93
            -----------------------------------------------------
            November 14, 1996          7,000            $2.93
            -----------------------------------------------------
            November 18, 1996         11,000            $3.05
            -----------------------------------------------------
            November 25, 1996         15,000            $2.55
            -----------------------------------------------------
            December 3, 1996           1,200            $2.56
            -----------------------------------------------------
            December 3, 1996           2,500            $2.66
            -----------------------------------------------------
            December 4, 1996          18,200            $2.63
            -----------------------------------------------------
            December 6, 1996           4,400            $2.55
            -----------------------------------------------------
            December 9, 1996           5,600            $2.55
            -----------------------------------------------------
            December 23, 1996         15,400            $2.18
            -----------------------------------------------------
            December 24, 1996         11,600            $2.18
            -----------------------------------------------------
            December 26, 1996          8,000            $2.18
            -----------------------------------------------------
            December 30, 1996         10,100            $2.42
            -----------------------------------------------------
            January 13, 1997          10,000            $2.05
            =====================================================

     The Offshore Fund purchased 30,000 shares of the Issuer's common stock on January 13, 1997 at a price per share (including commissions) of $2.05.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Nether the Partnership, Mr. Obus nor Mr. Landes has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Securities. None of the Securities is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None


                              (Page 5 of 6 Pages)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   January 16, 1997
----------------------
        (Date)


                                   WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.


                                   By: /s/ NELSON OBUS
                                       --------------------------------
                                           Nelson Obus, General Partner




                                   WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD.


                                   By: /s/ JOSHUA LANDES
                                       --------------------------------
                                           Joshua Landes, Director


                              (Page 6 of 6 Pages)